

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 13, 2016

Via E-mail
Ronald S. Tucker
Chief Executive Officer
EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, CA 98660

      Re: EPIC Medicor Corporation
               Draft Offering Statement on Form 1-A
               Submitted May 20, 2016
               CIK No. 0001673430

Dear Mr. Tucker:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note that the Series A, B, C, and D warrants are convertible into common stock at any time. Please revise the draft offering statement to include the common stock underlying the warrants in this offering. See the Note to Rule 251(a) of Regulation A.

Exhibit 12

2.   We note that the legal opinion has been provided to RX Healthcare Systems, Ltd. and that the body of the legality opinion opines upon 60,000 investment units. Please have counsel provide a legal opinion addressed to EPIC Medicor Corporation that opines on 50,000 investment units.

        You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

                        Sincerely,

                        /s/ David Link for

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel, and
                        Mining